

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2018

Vu Truong
Chief Executive Officer
Aridis Pharmaceuticals, Inc.
5941 Optical Ct.
San Jose, California 95138

   Re: Aridis Pharmaceuticals, Inc.
    Draft Registration Statement on Form S-1
    Submitted February 5, 2018
    CIK No. 0001614067

Dear Mr. Truong:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS on Form S-1 Submitted February 5, 2018

Prospectus Summary, page 1

1. We note your disclosure on page 2 and elsewhere throughout the prospectus that AR-201 is 12-fold more potent than Synagis and binds to RSV strains that are resistant to Synagis. Please tell us whether you conducted studies of AR-201 on a head to head basis. If not, please remove such comparisons from your disclosure or tell us why you believe such comparisons are appropriate.

Summary Consolidated Financial Data, page 10

2.   Please address the following here as well as on page 76:

- Revise your pro forma net loss per share presentation to disclose only the most recent fiscal year and interim period presented.
- Revise your footnotes here and on page 76 to clearly describe the pro forma adjustments reflected, providing quantification of the adjustments and a clear explanation of how the amounts were computed.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Fair Value of Common Stock, page 85

3.   Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offer and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

Business, page 95

4.   Please clearly disclose the number and type of all serious adverse events for each clinical trial discussed, whether or not treatment-related.

5.   We note your statement on page 98 that "AR-105 demonstrated efficacy" and your statement on page 118 that "AR-101 was found to be highly effective..." Statements regarding efficacy and safety are determinations that only the FDA has the authority to make. Please revise your disclosure here and elsewhere to eliminate any suggestion that your product candidates have been or will ultimately be determined safe and effective or to have demonstrated safety and efficacy for purposes of granting marketing approval by the FDA or comparable agency.

6.   On page 105, we note that your Phase 2a clinical trial of AR-301 "was not powered to achieve statistical significance...." However, you go on to state that "AR-301 treated cohorts showed a statistically significant ($p<0.01$) reduction in the subset of patients with VAP as compared to the placebo plus SOC cohort." Please revise to reconcile these statements and explain how not powering the trial for statistical significance bears on the weight to which investors should attach to your observations of statistical significance and near-statistical significance. In addition, you should explain the extent to which you may rely on these results in your regulatory filings to support claims of statistically significant treatment effects.

7.   On page 118, we note that "[t]ime to clinical cure was an endpoint that achieved statistical significance in the Phase 2a study" of AR-101. Please indicate the p-value by which you measured statistical significance.

8.   Please clarify the significance of Figure 9 on page 111 and Figure 12 on page 114 including what is being shown in each of the diagrams.

Licensing Agreements, page 129

9.   For each material agreement discussed in this section, please disclose all material terms including amounts paid to date, aggregate milestone amounts to be paid or received, the amounts of any material "other payments", the royalty term and the date of the last to expire patent where such expiration would trigger termination.

General

10.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

11.   Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

    You may contact Bonnie Baynes at 202-551-4924 or Kevin W. Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any other questions.

                                                Division of Corporation Finance
                                                Office of Healthcare & Insurance